EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 25th day of May, 2005.

BETWEEN:

TYLER RESOURCES INC., a body corporate duly incorporated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "Corporation")

\- and -

JENNIFER MUNRO, an individual residing in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "Executive")

WHEREAS the Corporation desires to engage the Executive to provide certain services to the Corporation as set out herein;

AND WHEREAS the Executive and the Corporation now wish to enter into an agreement (the "Agreement") to set forth the rights and obligations of each of them with respect to the Executive's employment with the Corporation;

AND WHEREAS the Corporation recognizes the valuable services that the Executive shall provide and believes that it is reasonable and fair to the Corporation that the Executive receive fair treatment in the event of a Change of Control (as hereinafter defined);

AND WHEREAS in the event of a Change of Control, there is a possibility that the employment of the Executive could be terminated without cause or adversely modified and the Corporation wishes to allay any concerns the Executive may have in that regard;

AND WHEREAS the Directors of the Corporation have determined that it would be in the best interests of the Corporation to induce the Executive to remain in the employ of the Corporation by confirming that in the event of a Change of Control, the Executive would have certain rights;

NOW THEREFORE in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the Corporation and the Executive agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

Wherever in this Agreement, including the recitals, the following terms appear, they shall have the following meanings ascribed thereto:

(a) **"Affiliate"** has the meaning attributed to such term in the *Business Corporations Act* (Alberta), as the same may be amended from time to time and any successor legislation thereto and includes, without limitation, any joint venture of which the Corporation is a participant.

(b) **"Benefits"** means those amounts provided by or paid by the Corporation in respect of the Executive's remuneration package as specified in Section 5.2(a).

(c) **"Board of Directors"** means the board of directors of the Corporation.

(d) **"Business Day"** means any day, other than Saturday, Sunday or any statutory holiday in Calgary, Alberta.

(e) **"Change of Control"** means:

(i) the acquisition hereafter, directly or indirectly and by any means whatsoever, in one transaction or a series of transactions, by any person or by a group of persons acting jointly or in concert, of that number of voting shares of the Corporation which is equal to or greater than Fifty Percent (50%) of the total issued and outstanding voting shares of the Corporation immediately after such acquisition, but excluding any issue or sale of shares of the Corporation by way of prospectus or private placement; or

(ii) the election at a meeting of the Corporation's shareholders, as Directors of the Corporation, of a number of persons, who were not included in the slate for election as Directors proposed to the Corporation's shareholders by the Corporation's prior Board of Directors, and who would represent a majority of the Board of Directors, or the appointment as Directors of the Corporation, of a number of persons which would represent a majority of the Board of Directors, nominated by any holder of voting shares of the Corporation or by any group of holders of voting shares of the Corporation acting jointly or in concert and not approved by the Corporation's prior Board of Directors; or

(iii) the completion of any transaction (including any amalgamation or the sale, lease or other transfer of assets of the Corporation) or the first of a series of transactions which would have the same or

similar effect or result as any transaction or series of transactions referred to in subsection (i) and (ii) above; or

(iv) a determination by the Board of Directors of the Corporation that there has been a change, whether by way of a change in the holding of the voting shares of the Corporation, in the ownership of the Corporation's assets or by any other means, as a result of which any person or any group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

(f) **"Confidential Information"** means any information of a confidential nature which relates to the business of the Corporation, including, without being limited to, the following:

(i) financial statements and other financial data, business plans and projections, corporate and financial records, contracts and contract terms, engineering reports and analyses, data regarding quality and extent of mineral reserves and of mineral consumption, mining plans and studies, maps and diagrams, software programs, terms of prospective purchases, sales, material concerning the business, operations, properties, assets and financial affairs of the Corporation, lists of present and prospective investors, personal information regarding consultants and employees of the Corporation; and

(ii) any knowledge obtained by the Executive, or any employee of the Executive, in performing the services under this Agreement, that relates in any way to the business or activities of the Corporation.

(g) **"Constructive Dismissal"** means the occurrence or omission of any event or course of events which would constitute, pursuant to the laws (including the common law) of the Province of Alberta then in effect, constructive dismissal of the Executive as an employee or officer of the Corporation and, without limiting the generality of the foregoing, shall include the occurrence of any of the following without the Executive's consent (except in connection with the termination of the employment of the Executive for Just Cause or Death):

(i) a material change (other than those which are clearly consistent with a promotion) in the Executive's position or duties with the Corporation (including any position or duties as a Director of the Corporation), responsibilities (including, without limitation, the office to which the Executive reports and the personnel which report to the Executive), title or office, which includes any removal of the Executive from or any failure to re-elect or re-appoint the Executive to any such positions or offices; or

(ii) any failure by the Corporation to continue in effect any benefit, bonus, profit sharing, incentive, remuneration or compensation plan, stock ownership, stock option or stock purchase plan, pension plan or retirement plan in which the Executive is participating or entitled to participate or the Corporation taking any action or failing to take any action that would adversely affect the Executive's participation in or reduce his rights or benefits under or pursuant to any such plan, without in any of the foregoing events providing alternative rights or benefits of reasonably equivalent or greater value, or the Corporation failing to increase or improve such rights or benefits on a basis consistent with practices in effect with respect to the other senior executives of the Corporation; or

(iii) the Corporation relocating the Executive to any place other than Calgary, without the consent of the Executive, except for required travel on the Corporation's business to an extent substantially consistent with the Executive's current duties and obligations; or

(iv) any breach by the Corporation of any provision of this Agreement which is not rectified in all material respects within a reasonable period of time after notice of such breach has been provided by the Executive to the Corporation; or

(v) the failure by the Corporation to obtain, in a form satisfactory to the Executive, an effective assumption of its obligations under this Agreement by any successor to the Corporation; or

(vi) the occurrence of a Change of Control.

(h) **"Effective Date"** has the meaning set forth in Section 2 of this Agreement;

(i) **"Just Cause"** means the occurrence or omission of any event or action which would entitle the Corporation, pursuant to the laws (including the common law) of the Province of Alberta then in effect, to terminate the employment and offices of the Executive for just cause, and, without limiting the generality of the foregoing, shall include any of the following:

(i) failure of the Executive to substantially perform his duties to the Corporation according to the terms of his employment (other than those which follow a change in his duties (excluding a change which is clearly consistent with a promotion) and other than circumstances involving a Constructive Dismissal), after Notice by the Corporation of the failure to do so and an opportunity for the Executive to correct the same within a reasonable time from the date of receipt of such Notice from the Corporation; provided that, for greater certainty, any failure by the Executive to carry out any direction, order or request that is improper, unlawful or

unreasonable shall not constitute a failure by the Executive to properly carry out his duties hereunder or as an employee of the Corporation; or

(ii) wilful misconduct or gross negligence by the Executive which is materially injurious to the Corporation, monetarily or otherwise; or

(iii) theft, fraud or misconduct of a kind that involves a material degree of dishonesty by the Executive and that if publicly disclosed would tend to bring the Corporation into disrepute, including (without limitation) the engaging by the Executive in any criminal act of dishonesty resulting or intended to result directly or indirectly in personal gain of the Executive at the Corporation's expense.

(j) **"Monthly Remuneration"** means that figure obtained by taking the Salary of the Executive as defined in Section 5.1, (as same may be modified from time to time), and dividing that figure by 12.

(k) **"Normal Retirement Date"** shall mean the date as of which the Executive would be required to retire, determined in accordance with the Corporation's practices and policies relating to retirement generally applicable to its senior executives and in effect immediately prior to any Change of Control or at the Termination Date, whichever is more favourable to the Executive; and

(l) **"Notice"** means any statement, payment, account, notice, election, direction or other writing required or permitted to be given hereunder.

(m) **"Payout Amount"** means the following: (i) 3 times the Monthly Remuneration, plus (ii) one additional payment of Monthly Remuneration for each year of service to the Corporation (or fraction thereof), provided however that the sum of (i) plus (ii) shall not exceed a maximum of 12 times the Monthly Remuneration;

(n) **"Permanent Disability"** means the mental or physical state of the Executive is such, that:

(i) the Executive has to a substantial degree been unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his obligations as an employee or officer of the Corporation either for any consecutive four month period or for any period of six months (whether or not consecutive) in any consecutive 12 month period; or

(ii) a court of competent jurisdiction has declared the Executive to be mentally incompetent or incapable of managing his affairs.

(o) **"Perquisites"** means those amounts provided by or paid by the Corporation in respect of the Executive's remuneration package, as specified in Sections 5.2, 5.3 and 5.4

(p) **"Person"** means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted.

(q) **"Probation Period"** shall mean six (6) months following the Effective Date.

(r) **"Retirement"** shall mean the retirement from his employment by the Executive on the Normal Retirement Date.

(s) **"Salary"** has the meaning attributed to such term in Section 5.1.

(t) **"Term"** has the meaning ascribed thereto in Section 2.1.

(u) **"Termination Date"** means the date upon which Termination of Employment is effective, pursuant to the provisions of Article 8.

(v) **"Termination of Employment"** means the termination of the employment of the Executive with the Corporation, pursuant to Article 8.

(w) **"Year of Employment"** means any 12 month period commencing on the Effective Date or on any anniversary of such date.

1.2 **Interpretation.**

(a) The phrase "this Agreement" shall include all terms and provisions of this agreement in writing between the parties hereto, including the recitals.

(b) Wherever in this Agreement the masculine, feminine or neuter gender is used, it shall be construed as including all genders, as the context so requires; and wherever the singular number is used, it shall be deemed to include the plural and *vice versa*, where the context so requires.

(c) If any covenant or obligation of either party contained herein or any provision of this Agreement or its application to any Person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such covenant or obligation to Persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected, and each provision and each covenant and obligation contained in this Agreement shall be separately valid and enforceable, to the fullest extent permitted by law or in equity.

(d) Time shall in all respects be of the essence of this Agreement.

(e) The division of this Agreement into Articles, Sections and subsections or any other divisions and the inclusion of headings are for convenience only and shall not affect the construction or interpretation of all or any part hereof.

(f) This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta with respect to any matters arising out of this Agreement.

(g) Each party's rights may be exercised concurrently or separately and the exercise of any one remedy shall not be deemed an exclusive election of such remedy or preclude the exercise of any other remedy.

(h) This Agreement contains the entire understanding of the parties with respect to the matters contained or referred to herein. There are no promises, covenants or undertakings by either party hereto to the other, other than those expressly set forth herein. This Agreement supersedes and replaces any earlier agreement, whether oral or in writing or partly oral and partly in writing, between the parties hereto, or between any party hereto and the corporate representative of any other party hereto, respecting the provision of services by the Executive to the Corporation.

ARTICLE 2
TERM OF AGREEMENT

Except as outlined in Article 8 herein, this Agreement shall be for an indefinite term (the "Term") commencing on June 13, 2005 (the "Effective Date").

ARTICLE 3
EMPLOYMENT OF THE EXECUTIVE

3.1 The Corporation shall employ the Executive, and the Executive shall serve the Corporation, as an officer of the Corporation in the position of Controller until the successful completion of the Probation Period, after which time the Executive will serve in the position of Chief Financial Officer, on the conditions and for the remuneration hereinafter set forth, or in such other position, on such other conditions or for such other remuneration as the parties hereto may subsequently agree to. In such position, the Executive shall perform or fulfil such duties and responsibilities as the Board of Directors of the Corporation may designate from time to time and as are consistent with such position. Not limiting the generality of this paragraph, the general nature of the services to be provided by the Executive are more specifically described in Schedule "A" hereto. The Executive shall report operationally to the President with oversight by the Board of Directors of the Corporation.

ARTICLE 4
PERFORMANCE OF DUTIES

4.1 During the period of his employment, the Executive shall faithfully, honestly and diligently serve the Corporation and shall carry out such tasks as the Corporation may from time to time reasonably request. The Executive shall (except in the case of illness or accident) devote substantially all of her working time and attention to her employment hereunder, except as directed or permitted by the Board of Directors of the Corporation, and shall use her reasonable best efforts to promote the best interests of the Corporation.

4.2 Provided the performance of the following does not materially derogate from the Executive's performance of the duties and functions to be performed by her under this Agreement, the Executive shall not be considered in breach of Section 4.1 hereof to the extent that the Executive is involved directly or as an investor in business projects not directly related to the business of the Corporation or as approved in writing by the Board of Directors of the Corporation.

4.3 The Executive represents and warrants to the Corporation that the Executive is not subject to any confidentiality or non-competition covenants or obligations with third parties which have been or will be breached or violated by the Executive accepting employment with the Corporation or fulfilling the duties and obligations of the Executive as an officer and employee of the Corporation.

ARTICLE 5
REMUNERATION

5.1 Salary and Bonus Plan

The Corporation shall pay the Executive a gross salary ("Salary") in respect of each Year of Employment during the Term of this Agreement (before deduction for income taxes and other required statutory deductions) of $75,000, payable in arrears in equal monthly installments during such Year of Employment. The Salary may be increased by such amount, if any, as approved from time to time by the Board of Directors or the Compensation Committee of the Board. The President will provide the Executive with a performance and salary review once each calendar year. The Executive is also entitled, in addition to Salary, to participate in the bonus plan or plans provided by the Corporation from time to time to senior executives.

5.2 Benefits and Expenses

(a) In addition to the Salary, commencing on the Effective Date, the Corporation shall provide to the Executive and, as may be applicable, her family, during the Term of this Agreement benefits under the terms of the Corporation's Executive Benefits Plan, as that Plan may be amended from time to time, during the employment of the Executive.

The expenses in respect of each of the foregoing shall be allocated between the Executive and the Corporation in accordance with the terms of the Corporation's Executive Benefits Plan.

(b) The Executive shall also be entitled to receive the following additional Benefits while employed by the Corporation:

(i) paid parking at a location in the Calgary downtown core, reimbursement not to exceed $150 per month (however, the Executive acknowledges that such costs will be a taxable benefit); and

(ii) reimbursement of expenses related to professional development courses relevant to the Services, such expenses to be pre-approved by the President of the Corporation.

(c) The Corporation will, before and after the Termination Date, reimburse the Executive for all reasonable business, promotional, travel and out-of-pocket expenses which may be incurred by the Executive in the course of her employment and in the performance of her duties and responsibilities hereunder; provided that the Executive provides the Corporation with appropriate receipts and records of such expenses and provided further that the expenses conform to the Corporation's general expense policies.

5.3 **No Pension or Retirement Allowance**

For greater certainty, the Executive acknowledges that the Corporation shall not provide pension or retirement benefits to the Executive, except as expressly provided herein and as may be required by applicable law and the Executive shall be responsible for his own pension and retirement planning.

ARTICLE 6
VACATION

6.1 The Executive shall be entitled, during each calendar year, to vacation, with pay, of four (4) weeks (prorated for part years). Vacation shall be taken by the Executive at such times as may be proposed by the Executive and as may be acceptable to the President, acting reasonably having regard to the Corporation's operations. If, at the Termination Date of the Executive's employment under this Agreement, for any reason whatsoever, the Executive has not received all entitlements to vacation for the current or prior Years of Employment, the Executive shall be paid, in addition to other amounts (if any) payable hereunder, an amount in lieu of such vacation not received by the Executive based upon the Executive's Salary at the Termination Date, together with a sum representing the value of the Benefits and Perquisites for such period.

ARTICLE 7
SHARE OPTIONS

7.1 Share Options

In addition to Salary, Benefits and Perquisites, the Corporation shall, on the Effective Date, grant to the Executive 200,000 stock options pursuant to the prevailing stock option plan of the Corporation (the "Stock Option Plan"), exercisable for a period of five (5) years from the date of grant at an exercise price equal to the closing price of the common shares of the Corporation on the TSX Venture Exchange on the trading day immediately prior to the Effective Date. These stock options shall vest in increments of 50,000 options every six (6) months beginning on the date that is six (6) months from the Effective Date.

The Executive shall also be eligible to receive additional grants of options from the Corporation, from time to time, to the extent determined by the Board of Directors and its sole discretion, which options shall vest in accordance with a schedule to be determined by the Board of Directors at their sole discretion, and which shall have an exercise price equal to the market price of the Corporation's common shares on the date of grant, or such higher price as shall be determined by the Board of Directors in their sole discretion.

Any options granted to the Executive by the Board of Directors of the Corporation, or pursuant to the terms of this Agreement, may be exercised only in accordance with the terms and conditions of the Stock Option Plan.

7.2 Accelerated Vesting

Subject to regulatory approval, the Corporation covenants and agrees that any stock option agreements between the Corporation and the Executive shall provide that all stock options held by the Executive, whether vested or unvested, shall immediately vest and be exercisable by the Executive:

(a) upon a Change of Control as that term is defined herein; or

(b) upon a Resolution of the Board of Directors of the Corporation to such effect if the Board determines that there is expected to be a Change of Control which in the opinion of the Board warrants altering the vesting provisions of the stock options; or

(c) in accordance with an act of Constructive Dismissal as more specifically provided for in Article 8.6.

7.3 Rules of the Stock Exchanges

The Corporation and the Executive expressly acknowledge and agree that all options to purchase shares of the Corporation to which the Executive shall be entitled hereunder, and any changes to such options (including, without limitation) changes provided for in this Agreement, shall be subject to the approval and the

regulations, policies and by-laws of each of the stock exchanges on which the common voting shares of the Corporation are then listed. The Corporation covenants to use its reasonable commercial efforts to obtain any such approvals and to ensure that all options are in compliance with such regulations, policies and by-laws.

ARTICLE 8
TERMINATION

8.1 **Termination During Probation Period**

(a) The employment of the Executive may be terminated by the Corporation, without cause or reason whatsoever, within the Probation Period, at the expiry of 2 days following the delivery of Notice by the Corporation to the Executive.

(b) In the event of termination pursuant to Section 8.1(a) the Executive shall have no further right to Salary, Benefits, Perquisites or any other payments due hereunder from and after the Termination Date (other than such payments accrued but unpaid to the Termination Date and other than in respect of any unreceived vacation as provided in Section 6.1) and, for greater certainty, the Executive shall have no right to the Payout Amount (as that term is defined in Section 1.1(m)).

8.2 **Termination upon Permanent Disability of Executive**

In the event that the Executive shall suffer a Permanent Disability, the employment of the Executive may be terminated by the Corporation upon the giving of Notice of at least 45 days; provided that such termination does not adversely affect the Executive's entitlement to short term and long-term disability benefits under the Corporation's short term and long-term disability plans. The Executive (or his Trustee) shall be entitled to exercise that portion of the Options to purchase shares of the Corporation vested prior to the Termination Date, by delivering Notice of such exercise to the Corporation, at any time and from time to time within 90 days following the Termination Date.

8.3 **Termination upon Death**

The employment of the Executive shall terminate immediately upon the death of the Executive; provided that the estate of the Executive shall be entitled to exercise those Options to purchase shares of the Corporation vested prior to the Termination Date, by delivering Notice of such exercise, at any time and from time to time within 90 days following the Termination Date.

8.4 **Termination by Corporation for Just Cause**

(a) The employment of the Executive may be terminated by the Corporation for Just Cause at any time after the Effective Date:

(i) forthwith upon delivery of Notice by the Corporation to the Executive (which Notice shall contain particulars of the Just Cause), in the event of Just Cause as defined in subsections 1.1(i)(ii) or (iii); and

(ii) at the expiry of 30 days following the delivery of Notice by the Corporation to the Executive (which Notice shall contain particulars of the Just Cause), in the event of Just Cause other than as defined in subsection 1.1(i)(ii) or (iii), if the Executive has not rectified the failure specified in such Notice prior to the expiry of such 30 days.

(b) In the event of termination pursuant to Section 8.4(a):

(i) the Executive shall have no further right to Salary, Benefits, Perquisites or any other payments due hereunder from and after the Termination Date (other than such payments accrued but unpaid to the Termination Date and other than in respect of any unreceived vacation as provided in Section 6.1);

(ii) the Executive shall have no further right to exercise any parts of the options to purchase shares of the Corporation which have not been validly exercised prior to the fifth Business Day following the Termination Date; and

(iii) for greater certainty, the Executive shall have no right to the Payout Amount (as that term is defined in Section 1.1(m)).

8.5 **Termination by the Corporation other than for Permanent Disability, Death or Just Cause**

(a) The employment of the Executive by the Corporation may be terminated by the Corporation, other than by reason of Permanent Disability, Death or Just Cause, at any time after the Effective Date, following the delivery by the Corporation to the Executive of Notice of Termination under this Section 8.5(a) and subject to Section 8.1(a) above.

(b) Upon termination of employment pursuant to Section 8.5(a), the Executive shall be entitled to receive and the Corporation shall pay or arrange to be paid or provided to the Executive in cash or by certified cheque within 5 Business Days after the Termination Date, or within such other period to effect tax planning at the request of the Executive and to the extent permitted by law:

(i) the Payout Amount less required statutory deductions; provided that the Corporation shall not be required to pay all or any part of the Payout Amount unless and until the Executive shall have executed and delivered a specific release, in form and substance satisfactory to the Corporation (acting reasonably); plus

(ii) accrued and unpaid Salary, Benefits, Perquisites and expenses to the Termination Date and in respect of any unreceived vacation as provided in Section 6.1.

(c) The Corporation shall permit the Executive the opportunity to transfer any and all health and insurance benefits received by the Executive as at the Termination Date, at the sole cost of the Executive, but only to the extent permitted by the existing benefit plan or plans in place at the Termination Date.

8.6 **Termination by the Executive for Constructive Dismissal**

(a) The employment of the Executive by the Corporation may be terminated by the Executive in the event of Constructive Dismissal, following the delivery by the Executive to the Corporation of Notice of such termination, which Notice shall contain particulars of the Constructive Dismissal and must be delivered to the Corporation within 45 days of the occurrence of the act, or the last in a series of acts, of Constructive Dismissal relied upon.

(b) Upon termination of employment pursuant to Section 8.6(a):

(i) the Corporation shall pay to or to the order of the Executive in cash or by certified cheque within 10 days after the Termination Date, or within such other period to effect tax planning at the request of the Executive, acting reasonably, and to the extent permitted by law, the Payout Amount; provided that the Corporation shall not be required to pay all or any part of the Payout Amount unless and until the Executive shall have executed and delivered a specific release in form and substance satisfactory to the Corporation (acting reasonably);

(ii) as expeditiously as possible after the Termination Date, the Corporation shall pay or reimburse the Executive for all expenses incurred prior to the Termination Date, upon submission of proper receipts;

(iii) the Corporation shall permit the Executive the opportunity to transfer any and all health and insurance benefits received by the Executive as at the Termination Date, at the sole cost of the Executive, but only to the extent permitted by the existing benefit plan(s) in place at the Termination Date;

(iv) the Corporation shall pay to the Executive all outstanding and accrued regular and special vacation pay to the Termination Date in accordance with Section 6.1; and

the Executive shall be entitled for a period of ninety (90) days from the Termination Date to exercise all outstanding vested options for the purchase of Shares in the capital of the Corporation.

(c) In addition to the above, in the event of a Change of Control or a proposed Change of Control, the Board of Directors shall consider the possibility of an additional bonus payment to the Executive pursuant to the Change of Control, and may award such a bonus on whatever terms, and in whatever amount, the Board of Directors considers appropriate in its sole and absolute discretion.

8.7 **No Mitigation**

The amounts payable to the Executive pursuant to this Article 8 shall not be reduced in any respect in the event that the Executive shall secure or shall not reasonably pursue alternative employment following the termination of the Executive's employment.

8.8 **No Further Obligations**

Upon Termination of Employment and upon payment by the Corporation to the Executive of the amounts provided in this Agreement applicable to the nature of the termination, the Corporation shall have no further obligation to the Executive in respect of any claim whatsoever which the Executive may have against the Corporation in respect of such employment or termination of such employment, including but not limited to any benefits pursuant to any collateral benefit plan and any notice, termination or severance benefits under applicable employment standards legislation or common law; provided that the provisions of Articles 9 and 12 of this Agreement shall survive termination of employment.

ARTICLE 9
CONFIDENTIALITY

9.1 The Executive shall not, either during the Term of this Agreement or at any time thereafter, directly or indirectly, use or disclose to any Person any Confidential Information provided, however, that nothing in this Section shall preclude the Executive from disclosing or using Confidential Information if:

(a) the Confidential Information is available to the public or in the public domain at the time of such disclosure or use, without breach of this Agreement; or

(b) disclosure of the Confidential Information is required to be made by any law, regulation, governmental body or authority or by court order.

The Executive acknowledges and agrees that the obligations under this Section 9.1 are to remain in effect so long as such Confidential Information retains its confidential nature.

9.2 The Executive acknowledges that a breach or threatened breach by the Executive of the provisions of Section 9.1 may result in the Corporation and its shareholders suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the Executive agrees that the Corporation shall be entitled to injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which the Corporation may become entitled.

9.3 The Executive acknowledges that the obligations contained in this Section 9 do not in any way mitigate the fiduciary obligations of the Executive arising at law.

ARTICLE 10
NON-SOLICITATION

10.1 The Executive shall not solicit, initiate or encourage proposals or offers from, or provide information relating to the Corporation to, any person, entity or group in connection with or relating to any acquisition or disposition of all or any material part of the Corporation's issued and outstanding shares, or any amalgamation, merger, arrangement, sale of all or any material part of the assets of the Corporation or any subsidiary thereof, take-over bid, reorganization, re-capitalization, liquidation, winding-up of, or other business combination or similar transaction involving the Corporation or any of its subsidiaries, without in each case the approval of the Board of Directors.

10.2 The provisions of paragraph 10.1 shall not apply to the sale by the Executive of any shares of the Corporation owned by him.

10.3 This Agreement shall automatically terminate if the Executive breaches the provisions of paragraph 10.1.

ARTICLE 11
NOTICES

11.1 Any Notice required or permitted to be given hereunder shall be in writing and shall be given by prepaid registered mail, by facsimile transmission or other means of electronic communication or by hand delivery, as hereinafter provided. Any such Notice, if mailed by prepaid registered mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fifth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand, shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Article 11.

11.2 Notices and other communication shall be addressed as follows:

(a) if to the Executive:

Jennifer Munro
106 Tuscany Ravine Bay NW
Calgary, AB, T3L 2S9

(b) if to the Corporation:

500, 926 – 5th Avenue, S.W.
Calgary, Alberta T2P 0N7
Attention: Barb O'Neill, Corporate Secretary

or to such other address in Calgary, Alberta for a party as such party may give Notice of to the other party hereto.

ARTICLE 12
INDEMNITY AND INSURANCE

12.1 The Corporation covenants, both during and after the Executive's term of service, to indemnify and hold harmless the Executive and his heirs and legal representatives, to the maximum extent permitted by the *Business Corporations Act* (Alberta) (provided that the Executive acted honestly and in good faith with a view to the best interests of the Corporation and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Executive had reasonable grounds for believing that his conduct was lawful), from and against:

(a) all costs, charges, liabilities and expenses whatsoever that the Executive may sustain or incur in or about or in relation to any action, suit or proceeding that is brought, commenced or prosecuted against the Executive for or in respect of any act, deed, matter or thing whatever made, done or permitted or not made, done or permitted by the Executive in or about the execution of his duties as a director or officer of the Corporation or its subsidiaries; and

(b) all other costs, charges, liabilities and expenses that the Executive may sustain or incur (including, without limitation, all income tax, sales tax and excise tax liabilities resulting from any payment made pursuant to this indemnity) in or about or in relation to the affairs of the Corporation or its subsidiaries or his position as a director or officer of the Corporation or its subsidiaries.

12.2 The Corporation further agrees that any costs, charges and expenses referred to in paragraph 12.1(a) above shall be paid in advance of the final disposition of any such action or proceeding upon receipt by the Corporation of a written undertaking by the Executive to repay such amount if it shall ultimately be determined that the

Executive is not entitled to be indemnified in accordance with the terms and conditions of this Indemnity and the *Business Corporations Act* (Alberta).

12.3 The Corporation further agrees, both during and after the Executive's term of service, to use its reasonable best efforts to obtain any approval or approvals necessary for such indemnification and to co-operate with the Executive and to provide the Executive with access to any evidence which the Corporation may have or control, which would enable the Executive to make application or obtain any approval or approvals necessary for such indemnification.

ARTICLE 13
GENERAL

13.1 This Agreement and the obligations of the Executive hereunder shall not be assigned by either party hereto, in whole or in part, without the prior consent of the other party hereto, which consent may be withheld for any reason.

13.2 Each party shall do and perform all such acts and things and execute and deliver all such instruments and documents and writings and give all such further assurances as may be necessary to give full effect to the provisions and intent of this Agreement.

13.3 The Executive agrees that after termination of employment hereunder for any reason whatsoever, he will tender his resignation from any position he may hold as an officer or director of the Corporation or its Affiliates.

13.4 In the event of a Change of Control, the Corporation will use its reasonable commercial efforts to obtain and pay for directors' and officers' liability insurance on a "trailing" or "run off" basis for the Executive, covering claims made prior to or within six years from the date of the Change of Control, such insurance to provide coverage substantially equivalent in scope and coverage to that provided by the Corporation's directors and officers insurance policy, if any, in effect immediately prior to the Change of Control.

13.5 This Agreement shall enure to the benefit of and be binding upon the Executive and his heirs, executors and administrators and upon the Corporation and its successors and assigns.

13.6 Neither party can waive or shall be deemed to have waived any right it has under this Agreement (including any waiver under this section) except to the extent that such waiver is in writing.

13.7 The Corporation agrees to co-operate with the Executive, to the extent permitted by applicable tax laws, so as to permit the Executive to consider payments hereunder on termination of employment to be retirement benefits.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date and year first above written.

TYLER RESOURCES INC.

Per: ______________________

____
Witness to the signature of the Executive

____
JENNIFER MUNRO

Schedule "A"

Services to be Provided by the Executive

The Company desires to engage the Executive to provide those services and other related services as would normally be provided by the Chief Financial Officer of a Canadian corporation of comparable size to the Company, in a comparable business to that of the Company. Without limiting the generality of the foregoing, the Executive shall be responsible for all aspects of financial management and financial reporting, including, but not limited to, treasury management, operational reporting, managing budgets, liaising with management regarding financial matters, preparation of quarterly and annual financial statements and Management Discussion and Analysis, Annual 20 F preparation, overseeing Mexican financial matters, reviewing, documenting, initiating and testing controls in compliance with requirements for CEO and CFO certification and other accounting and reporting matters that may arise.